HEARTBEAM, INC.

2118 Walsh Avenue, Suite 210

Santa Clara, CA 95050

July 9th, 2021

David Burton

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HeartBeam, Inc.
Draft Registration Statement on Form S-1
Submitted May 14, 2021
CIK No. 0001779372

Dear Mr. Burton:

By letter dated June 11, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided HeartBeam, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Draft Registration Statement on Form S-1 submitted on May 14, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Draft Registration Statement on Form S-1, Submitted May 14,

2021 Cover Page

1.	Please provide the Dealer Prospectus Delivery Obligation required by Item 502(b) of Regulation S-K.

Response: We have added the dealer prospectus delivery requirement language.

2.	We note that you have checked the Rule 415 box on your outside cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering. Please advise or revise. Please also check the box for emerging growth company if you believe you are an emerging growth company.

Response: We have removed the check from the Rule 415 box. This is a firm commitment, underwritten offering. We have checked the box for emerging growth company.

Market Overview, page 1

3.	Please revise to define the connected health market on page 1, including by describing the types of companies that make up the $150 billion projected market.

Response: We have defined this market, these connected medical solutions, on page 1 and revised the disclosure to include companies that make up this market. Additionally, we conducted additional research and modified the projected market from $150 billion to $155 billion.

Summary, page 1

4.	Please discuss in the summary whether your products require FDA approval.

Response: Our products require FDA approval. We believe that our products will be subject to FDA 510(k) clearance path. Please see the revised disclosure on page 1 in the Summary.

Clinical Data, page 5

5.	Please consider removing your trial data on pages 5-6 from the Summary as these trials require further detail and such detail is not appropriate for the Summary. To the extent you retain such disclosure, please provide a brief explanation of the disclosed p-values and how p-values are used to measure statistical significance and provide p-values for all studies powered for statistical significance. For the HIDES and B Score studies, please provide the gains referenced on page 2, the number of cardiologists on the panel, and any other pertinent information concerning the methodology or results. Please also include the number of participants for the ISPEC Study and Atrial Fibrillation and Atrial Flutter detection study and quantify the meaning of your statement that your technology “matched the diagnostic performance of expert cardiologists.” Please provide a more detailed discussion of this information in the Business section. Ensure this disclosure supports your statement on page 1 that both of your products have been validated in two medical studies.

Response: We have removed the detailed trial data from the summary and also deleted all references to the Atrial Fibrillation and Atrial Flutter detection study throughout the disclosure. We have performed three clinical studies to assess performance of our technologies. They are HIDES, B Score and ISPEC studies. For a more detailed description of these three studies including study designs and results please see page 48 in the Business section in the revised disclosure.

6.	We note your comparison on page 6 to the AliveCor Kardia system. To the extent you did not perform a head-to-head study of the AliveCor Kardia system, please remove such comparisons as comparisons to available products and other product candidates are not appropriate unless you have conducted head-to-head trials.

Response: We have deleted the reference on the Afib comparing AliveCor and have further edited our clinical data description.

Use of Proceeds, page 32

7.	Please revise to disclose an estimate of how far in your development and commercialization of your prototype products and the development of additional products the proceeds from this offering will allow you to reach with respect to each product. Also, please disclose the total estimated cost of each of the specified purposes for which the net proceeds are intended to be used, and, if material amounts of other funds are necessary to accomplish the specified purposes, provide an estimate of the amounts of such other funds and the sources thereof.

Response: The Company has revised the “Use of Proceeds”.

Dilution, page 35

8.	Please revise the table on page 35 to present historical net tangible book value per share prior to the pro forma net tangible book value per share.

Response: The table on page 35 has been revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

9.	Please revise page 39 to disclose the principal terms of your 2015 convertible notes, including, the parties to the notes, the amount of shares they convert into, the maturity date, interest rate, the grounds for conversion and the outstanding balance thereof.

Response: We have disclosed the principal terms of our 2015 convertible notes. Please see page 38.

Business, page 41

10.	You state that your technology is based on the concept of vectorcardiography and that your ER product converts a 12 lead ECG to a VCG representation, but this technology is no longer used because of the difficulty in interpreting the output. Please revise page 42 or elsewhere to more clearly explain how your technology overcomes this hurdle.

Response: Our expert diagnostic system calculates our proprietary differential MI markers in the 3D signal space of VCG.  It does not display VCG signals and outputs a diagnostic suggestion in English.  Physician never sees the VCG as it is only used inside our algorithm to arrive at a diagnostic suggestion for the physician, such as “Myocardial infarction likely”. Please see improved description in the Disclosure on page 46.

11.	Please describe how you tested the synthesized 12 lead ECG in your telehealth system and the converted VCG representation in your ER product to ensure that each is consistent with the original metric obtained from the patient, i.e., either the vector signals used in the telehealth system or the 12 lead ECG in the ER setting, respectively.

Response: VCG signal converted from a standard 12-lead signal in the ER product is not visible to the user and is only used internally by the expert diagnostic system. Physician sees only a diagnostic suggestion in English so the comparison with a recorded VCG signal is not necessary as the diagnostic accuracy of the diagnostic suggestion is the only measure of quality. The synthesized 12-lead ECG used in the telehealth product was tested against the simultaneously recorded standard 12-lead ECG. The difference was assessed using the standard measure of correlation (Pearson coefficients) between recorded and synthesized 12-lead signals. The disclosure was supplemented to include the data on the correlation coefficients. Please see page 49.

12.	Please revise page 47 to describe the type of patent protection for each patent and application, patent expiration dates and jurisdiction(s) covered. Please also describe the aspects of your technology that the patents relate to.

Response: We have revised description of the types of patent protection, expiration date and jurisdictions covered as well as the aspects of our technology that the patents relate to. Please see page 52.

Executive Compensation, page 57

13.	Please revise the Director Compensation table to disclose by footnote to the appropriate column the aggregate number of option awards outstanding at fiscal year-end pursuant to Instruction to Item 402(R)(2)(iii) and (iv) of Regulation S-K.

Response: The Director Compensation table has been revised.

Security Ownership of Certain Beneficial Owners and Management, page 64

14.	We note that the beneficial ownership table on page 64 discloses that Branislav Vajdic and Mirjana Vajdic beneficially own 21.63% and 16.83%, respectively, of your outstanding common stock. To the extent these two individuals could be expected to jointly influence shareholder actions, please provide a risk factor describing such risk.

Response: Dr. Vajdic and Ms. Vajdic are not related and there is no voting block or agreement at all. They divorced in 2017 and reside in separate states. Ms. Vajdic received shares in the settlement.

Certain Relationships and Related Party Transactions, page 65

15.	Please revise to provide the name of the related party for each transaction.

Response: Revised.

Note 6 - Stock-based Compensation, page F-14

16.	Once you have an estimated offering price or range, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including the stock options, warrants and other stock-based compensation, as well as beneficial conversion features. Please discuss with the staff how to submit your response.

Response: To Update when we have offering price.

Stock-based compensation payments to employees and consultants are recognized as expense in the statements of income. The compensation cost for all stock-based awards is measured at the grant date, based on the fair value of the award (determined using a Black-Scholes option pricing model for stock options and intrinsic value on the date of grant for non-vested restricted stock), and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). Determining the fair value of stock-based awards at the grant date requires significant estimates and judgments, including estimating the market price volatility of our common stock, future employee stock option exercise behavior and requisite service periods.

Stock-based compensation expense is recorded only for those awards expected to vest using actual forfeitures. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results differ from our estimates, such amounts will be recorded as cumulative adjustments in the period the estimates are revised.

Determination of Fair Value of Common Stock:

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our Board of Directors as of the date of each option grant, with input from management, considering the most recently available third-party valuations of our common stock and our Board of Directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

Given the absence of a public trading market of our common stock, and in accordance with the guidance as outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our Board of Directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

●	Lack of marketability of our common stock;
●	The price of our common stock sold to outside investors in arm’s length transactions, if any;
●	Actual operating and financial performance;
●	Current business conditions and projections;
●	Hiring of key personnel and the experience of our management;
●	The history of the Company and the introduction of new products and services;
●	Likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;
●	Illiquidity of share-based awards involving securities in a private company;
●	External market conditions affecting the life sciences and medical devises industry sectors.

Our common stock valuations approach as of different valuation dates is as follows:

Enterprise Value (“EV”) Determination

●	December 31, 2019 – EV was computed based on weighted average value from the Cost Approach and Market Approach (considering the private equity financings in the comparable companies);
●	December 31, 2020 – EV was computed was based on weighted average value from the Income Approach (discounted cash flow (“DCF”) method) and Market Approach (considering the private equity financings in the comparable companies). Under the DCF approach, the future value of the cash flow streams is discounted using cost of capital i.e. determined based on the stage of development of the Company;
●	March 31, 2021 – EV was computed was primarily based on the DCF method.

The equity value is then calculated by adjusting the cash (added) and debt (deducted) as of the valuation date and allocated to equity holders using a simple waterfall as we do not have a complex capital structure. A discount for lack of marketability (“DLOM”) of the common stock is then applied to arrive at an indication of value for the common stock on a minority and non-marketable basis.

If awards were granted a short period of time preceding the date of a valuation report where there was a material increase in valuation, we assessed the fair value used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. In such instances, the fair value we used for financial reporting purposes generally exceeded the exercise price for those awards.

In 2021 we signed an underwriter, introduced a second product with a shorter commercialization timeline and adjusted the current year costs to achieve FDA clearance and thereby impacted the DCF enterprise value. As a result, our equity value increased and our DLOM decreased. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of our common stock on this interim date between valuations.

Options Granted:

The following table summarizes by grant date the number of shares subject to options granted from January 1, 2020, through the date of this Prospectus, the per share exercise price of the options and the estimated fair value per share of the options.

Grant Date	Number of Awards Granted	Exercise Price per Share	Fair Value per Share of Common Stock
May 13, 2020	150,000	$0.10	$0.10
August 14, 2020	102,000	$0.10	$0.10
February 4, 2021	50,000	$0.12	$0.43
March 22, 2021	65,000	$0.12	$0.83
June 14, 2021	665,000	$0.91	$0.91

The aggregate intrinsic value of outstanding and vested stock options at March 31, 2021, was approximately $1,177,000 and $556,000 respectively. Based on the assumed initial offering price of $ __ per share, the aggregate intrinsic value of options outstanding as of [____, 2021] was $ __ of which $ __ related to vested options.

Item 15. Recent Sales of Unregistered Securities, page II-2

17.	Please revise page II-1 to include all information as to all securities sold by the Company within the past three years which were not registered under the Securities Act, as required by Item 701 of Regulation S-K. We note that you disclose that 2015 convertible notes were issued in the past two years, for instance.

Response: We have revised Page II-1.

General

18.	Please provide the information required by Items 102 and 103 of Regulation S-K.

Response: We have added Items 101 and 103 of Regulation S-K.

19.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: There is no such written communications, as defined in Rule 405 of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Branislav Vajdic

Branislav Vajdic

Chief Executive Officer

HeartBeam, Inc.

2118 Walsh Avenue, Suite 210

Santa Clara, CA 95050